John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

December 3, 2010

Ellen J. Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
U. S. Securities and Exchange Commission
Room 8634; mail Stop 8629
100 F Street, NE
Washington, DC 20549

Re:         Lincoln Life & Annuity Flexible Premium Variable Life Account M
(the “Separate Account”)
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-155333; 811-08559; CIK: 0001051629
Lincoln AssetEdge® VUL

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version containing the revisions for your review.  Below are the responses to your comments in the order in which they received.

1.  Cover Page (p.1)

a.	Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (Lincoln AssetEdge® VUL) is and will continue to be the same as the EDGAR class identifier.

b.
Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.	Please disclose to staff whether the Company intends on Rule 12h-7.

Response:  The Company does not intend to rely on Rule 12h-7.

2.  Explain when and how the changes disclosed in the Supplement will be updated in the prospectus.

Response:  Recipients of the prospectuses initially will be provided with a copy of the Supplement concurrent with the receipt of the prospectus.  The language will be made a cohesive part of the prospectus during the next comprehensive update filings made in May of 2011.

3.  The first three paragraphs of the supplement have been revised for clarity purposes as suggested.

4.  We have denoted the changes in Sections I and II of the supplement accordingly.

5.  Table I: Transaction Fees:  The footnote referring to applicable premium taxes have been inserted into the tables located in Sections I and II of the supplement as requested.

6.      Statement of Additional Information

There are no substantive changes made to the SAI.

7.      Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public account firm, opinion of counsel and other exhibits will be filed by Post-Effective No. 12.

8.      Tandy Representations

Lincoln, as Depositor, on behalf of the Registrant and Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Also, at your request, I have briefly summarized as to why the Lincoln AssetEdge® VUL prospectus is structured in this fashion:

Because under New York State insurance law, the rate and charge revisions we implemented in November of 2009 did not constitute the creation of a new product, we elected to supplement the then current prospectus for the product with the revisions rather than create a new prospectus. Under New York law, after the November effective date, these revisions can only apply to new purchasers, cannot apply to prior purchasers and the old pricing can no longer apply to new purchasers. Thus, while the prospectus pertains to one and the same product, it is "split" with respect to the insurance pricing elements between new purchasers and those who purchased prior to the November 2009 effective date.

The difference you've noted with respect to the charges shown in the tables related to the Benefit Selection Option in the main body of the prospectus and those in the appendix is an example of this split due to the pricing adjustments.  Similarly, this is reflected in the Supplement currently being considered where the revision to methodology in calculating the rates for determining surrender charges (required of us by the New York Department of Insurance) yields two different surrender charges, dependent on whether the product was purchased before or after the pricing changes implemented in November of 2009.  The Table I representative surrender charge and other hypotheticals in the main body of the prospectus reflect the impact on surrender charges under the revised calculation method and the pricing that applies to current purchasers; whereas, the Table I and hypotheticals in the appendices reflect the impact on surrender charges under the revised calculation method and the pricing that applies to those who purchased prior to November 2009.

You may recall that, in mid-2009, we had filed a Supplement to the prospectus which included the implementation of a revised enhanced surrender value rider.  The change affected only new purchasers and did not effect prior purchasers. Thus the disclosures with respect to each are also split with the current version disclosed in the main body of the prospectus and the prior version disclosed in the appendix.  The essential differences between the two riders are: (a) the name was changed from "Enhanced Surrender Value Rider" to "Exec Enhanced Surrender Rider"; and (b) the period of time during which the values could be enhanced  was extended from the 1st five policy years to the full length of the period of time that surrender charges could be imposed.

I am representing LLANY in these matters.  Please feel free to contact me at (860) 466-1539, with any questions or comments you may have regarding this filing.  As always, thank in advance for all your patience and assistance.

Sincerely,

/s/ John L. Reizian

Assistant Vice President and Associate General Counsel